MassMutual Advantage Funds

1295 State Street

Springfield, MA 01111-0001

November 24, 2021

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Daniel Greenspan

RE:	MassMutual Advantage Funds (the “Trust”)

Pre-Effective Amendment No. 3 to Registration Statement on Form N-1A

File Nos. 333-256698 and 811-23703

Dear Mr. Greenspan:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), the undersigned respectfully request that the effective date for Pre-Effective Amendment No. 3 to the above-captioned Registration Statement be accelerated so that it will become effective on December 1, 2021 or as soon thereafter as practicable.

The undersigned acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the undersigned may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have with respect to the foregoing to Yana Guss of Ropes & Gray LLP at 617-951-7109.

Very truly yours,

MASSMUTUAL ADVANTAGE FUNDS		ALPS DISTRIBUTORS, INC.

By:	/s/ Paul LaPiana	By:	/s/ Stephen Kyllo
Name: Paul LaPiana		Name: Stephen Kyllo
Title: President and Chief Executive Officer		Title: SVP & Director